SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 2)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
M & F WORLDWIDE CORP.
(Name of the Issuer)
RONALD O. PERELMAN
MACANDREWS & FORBES HOLDINGS INC.
M & F WORLDWIDE CORP.
MX HOLDINGS ONE, LLC
MX HOLDINGS TWO, INC.
MFW HOLDINGS ONE LLC
MFW HOLDINGS TWO LLC
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
552541104
(CUSIP Number of Class of Securities)

M & F Worldwide Corp. 35 East 62nd Street New York, New York 10065 Attn: Secretary (212) 572-8435	Ronald O. Perelman
MacAndrews & Forbes Holdings Inc.
MX Holdings One, LLC
MX Holdings Two, Inc.
MFW Holdings One LLC
MFW Holdings Two LLC
35 East 62nd Street
New York, New York 10065
Attn: General Counsel
(212) 572-8600
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Willkie Farr & Gallagher LLP 787 7th Avenue New York, NY 10019 Attn: Michael A. Schwartz, Esq. (212) 728-8000	Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 Attn: Alan C. Myers, Esq. (212) 735-3000
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	$273,498,275	Amount of filing fee $	$31,753.15

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $31,753.15 was determined by multiplying .00011610 by the aggregate merger consideration of $273,498,275. The aggregate merger consideration was calculated by multiplying the 10,939,931 outstanding shares of common stock to be acquired pursuant to the merger and the merger consideration of $25.00 per share.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,753.15	Filing Party: M & F Worldwide Corp.
Form or Registration No.: Schedule 14A	Date Filed: September 28, 2011

Introduction
     This Amendment No. 2 to Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by M & F Worldwide Corp., a Delaware corporation (the “Company”), Ronald O. Perelman, MacAndrews & Forbes Holdings Inc., a Delaware corporation (“Holdings”), MX Holdings One, LLC, a Delaware limited liability company (“Parent”), MX Holdings Two, Inc., a Delaware corporation (“Merger Sub”), MFW Holdings One LLC, a Delaware limited liability company, and MFW Holdings Two LLC, a Delaware limited liability company (collectively, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 12, 2011 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent, Merger Sub and, solely with respect to the sections specified therein, Holdings. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger, with all of its and Merger Sub’s rights, privileges, immunities, powers and franchises continuing unaffected by the merger. At the effective time of the merger, each share of the Company’s common stock, par value $.01 per share (“Common Stock”) other than shares owned by the Company, Merger Sub, and holders who have perfected and not withdrawn a demand for appraisal rights will be converted into the right to receive $25.00 in cash, without interest and less any required withholding taxes. Following the completion of the merger, the Common Stock will no longer be publicly traded and you will cease to have any ownership interest in the Company.
     On November 1, 2011, the Company filed an amended proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.
     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.
     This Amendment No. 2 is being filed to re-file Exhibits (c)(6), (c)(8) and (c)(9) filed with this Transaction Statement on September 28, 2011, which Exhibits omitted certain information pursuant to a request for confidential treatment that has subsequently been withdrawn.
Exhibits
Regulation M-A Item 1016
     (a)(1) Preliminary Proxy Statement of M & F Worldwide Corp., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 1, 2011.
     (a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(5) Press Release dated September 12, 2011 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2011 and incorporated herein by reference).
     (b)(1) Deutsche Bank Commitment Letter, dated as of September 9, 2011 (filed as Exhibit 36 to the Statement on Schedule 13D, dated September 12, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M&F Worldwide Corp., and incorporated herein by reference).

     (b)(2) Extension of Deutsche Bank Commitment Letter, dated as of September 26, 2011 (previously filed on September 28, 2011).
     (c)(1) Opinion of Evercore Group L.L.C., dated September 10, 2011 (incorporated herein by reference to Annex B of the Proxy Statement).
     (c)(2) Presentation, dated June 20, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on November 1, 2011).
     (c)(3) Presentation, dated July 27, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on September 28, 2011).
     (c)(4) Presentation, dated August 10, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on November 1, 2011).
     (c)(5) Presentation, dated August 17, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on November 1, 2011).
     (c)(6) Presentation, dated September 10, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp.
     (c)(7) Presentation, dated June 9, 2011, prepared by Moelis & Company for MacAndrews & Forbes Holdings Inc. (previously filed on November 1, 2011).
     (c)(8) Presentation, dated September 6, 2011, prepared by Moelis & Company for MacAndrews & Forbes Holdings Inc.
     (c)(9) Presentation, dated September 9, 2011, prepared by Moelis & Company for MacAndrews & Forbes Holdings Inc.
     (d)(1) Agreement and Plan of Merger, dated September 12, 2011, by and among M & F Worldwide Corp., MX Holdings One, LLC, MX Holdings Two, Inc., and, solely with respect to the sections specified therein, MacAndrews & Forbes Holdings Inc. (incorporated herein by reference to Annex A of the Proxy Statement).
     (d)(2) Contribution Agreement, dated as of September 12, 2011, by and among MX Holdings One, Inc., MFW Holdings One LLC, MFW Holdings Two LLC and Ronald O. Perelman (filed as Exhibit 35 to the Statement on Schedule 13D, dated September 12, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M&F Worldwide Corp., and incorporated herein by reference).
     (d)(3) Stockholders Agreement, dated January 20, 2009, by and between M & F Worldwide Corp. and MacAndrews & Forbes Holdings Inc. (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated January 20, 2009 and incorporated herein by reference).
     (d)(4) Pledge and Security Agreement, dated May 18, 2007, between MFW Holdings One LLC and Deutsche Bank Trust Company Americas (filed as Exhibit 30 to the Statement on Schedule 13D, dated May 23, 2007, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M&F Worldwide Corp., and incorporated herein by reference).
     (d)(5) Registration Rights Agreement between Mafco Consolidated Group LLC and M & F Worldwide Corp. (filed as Exhibit 2 to the Statement on Schedule 13D, dated June 26, 1995, filed by Mafco Consolidated Group Inc. and Mafco Holdings Inc. with respect to the common stock of M&F Worldwide Corp., and incorporated herein by reference).
     (f)(1) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).
     (g) None.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of November 10, 2011

M & F WORLDWIDE CORP.
By:	/s/ Paul G. Savas
	Name:	Paul G. Savas
	Title:	Executive Vice President and Chief Financial Officer

/s/ Ronald O. Perelman
RONALD O. PERELMAN MACANDREWS AND FORBES HOLDINGS INC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS ONE, LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS TWO, INC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS ONE LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS TWO LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

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